The Real Brokerage Inc. Opens in Michigan

Detroit Area Real Estate Broker Nick Coppola Named Principal Broker

TORONTO AND NEW YORK -- October 14, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Michigan. Real is now operating in 37 U.S. states and the District of Columbia, as well as in Canada.

As part of the expansion, Real has appointed Nick Coppola as principal broker for the state of Michigan. Mr. Coppola is a real estate industry professional with over 30 years of experience, including 15 years with Keller Williams and as a managing broker for Real Estate One for the last four years.

"I was searching for an opportunity that would allow me to give back to the business and to my agents," Real Principal Broker, Nick Coppola said. "In Real, I saw a business model that combined a philosophy of being kind and helping other people with technology that would allow agents to scale and grow their business. It helps build a real future in the industry, while allowing me to support more agents than I could in a traditional model."

"Real has expanded across the Midwest in recent months, and Michigan adds to that expansion," said Real co-founder and CEO Tamir Poleg. "Michigan is another growth market in real estate, with a good balance of urban and rural. We see Nick playing a key role and he can help set Real up for success with a wide range of agents and clients."

Also joining Real in Michigan is DMA Real Estate Team, led by David Mueller. Mr. Mueller was born and raised in Michigan, and began his career in real estate in 1993 at an independent brokerage. Mueller later joined Keller Williams, where he stayed for 15 years.

"Real is positioned to set agents and brokers for successful careers in the industry," said David Mueller. "Its business model reflects the direction that the industry is headed. I was also drawn to Real's 'work hard, be kind' motto because that is how I have always believed in doing business."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 37 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Michigan, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.